Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

CHANGE OF PRESIDENT

AND

APPOINTMENT OF VICE CHAIRMAN

Change of President

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces that Mr. Ma Xu Lun (“Mr. Ma”), the chairman and president of the Company, has resigned from the president of the Company, effective from 22 June 2021 due to re-arrangement of work. Mr. Ma confirms that he has no disagreement with the Board and there are no other matters in relation to his resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company. Mr. Ma will continue to be the chairman of the Company.

The Board is pleased to announce that, with reference to the review opinion and recommendation of the nomination committee of the Board, it has agreed to appoint Mr. Han Wen Sheng (“Mr. Han”), an executive director of the Company, as the president of the Company, effective from 22 June 2021. The biographical details of Mr. Han are set out below.

Mr. Han Wen Sheng, male, born in January 1967 (aged 54), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a master’s degree. He obtained a master’s degree of Engineering and is an economist. He began his career in August 1987 and joined the Chinese Communist Party in May 1985. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of China Southern Air Holding Company Limited from October 2016. From November 2017, he served as the Vice President and the Party Member of China Southern Air Holding Company Limited and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of China Southern Air Holding Company Limited and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. In January 2019, he served as a Director and Deputy Party Secretary of China Southern Air Holding Company Limited. In May 2019, he served as a Director of the Company. Currently, he also acts as the Vice Chairman of Sichuan Airlines Corporation Limited and the standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference.

Mr. Han will not receive any remuneration for his role as the president of the Company.

As at the date of this announcement, save as disclosed, Mr. Han (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any other directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter that needs to be brought to the attention of the holders of securities of the Company in connection with the above-mentioned appointment, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Appointment of Vice Chairman

The Board concurrently announces that it has appointed Mr. Han as the vice chairman of the Company, effective from 22 June 2021.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

22 June 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.